EXHIBIT 99

Magna Announces 2019 Annual Meeting Results

AURORA, Ontario, May 09, 2019 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced voting results from its 2019 annual meeting of shareholders. A total of 244,128,107 Common Shares or 75.56% of our issued and outstanding Common Shares were represented in person or by proxy at the meeting. Shareholders voted by a show of hands in favour of each item of business other than the shareholder proposal. Voting results were as follows for the items of business addressed at the meeting:

a.         Election of Directors

Nominee	Votes FOR	Nominee	Votes FOR
Scott B. Bonham	98.26%	William A. Ruh	98.00%
Peter G. Bowie	99.78%	Dr. Indira V. Samarasekera	98.05%
Mary S. Chan	99.49%	Donald J. Walker	99.93%
Dr. Kurt J. Lauk	99.74%	Lisa S. Westlake	99.93%
Robert F. MacLellan	78.52%	William L. Young	98.08%
Cynthia A. Niekamp	99.87%

b.         Other Items of Business

Item	Votes FOR
Reappointment of Deloitte	99.76%
Say on Pay	84.27%
Shareholder Proposal	7.79%

Based on the voting results, each of the 11 nominees was elected with a substantial majority. Similarly, Deloitte was reappointed as Magna’s independent auditors and the Say on Pay resolution was approved, in each case by a substantial majority. Finally, the shareholder proposal was rejected by a substantial majority. Detailed voting results are included as Appendix “A” to this press release.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Director of Corporate Communications & PR
tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (1)
We are a mobility technology company. We have more than 169,000 entrepreneurial-minded employees and 338 manufacturing operations and 89 product development, engineering and sales centres in 28 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

Appendix “A”

VOTING RESULTS - 2019 ANNUAL MEETING OF SHAREHOLDERS

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Elect Scott B. Bonham as Director	223,883,870	98.26	3,954,062	1.74
Elect Peter G. Bowie as Director	227,330,563	99.78	507,369	0.22
Elect Mary S. Chan as Director	226,682,905	99.49	1,155,026	0.51
Elect Dr. Kurt J. Lauk as Director	227,236,140	99.74	601,792	0.26
Elect Robert F. MacLellan as Director	178,908,214	78.52	48,929,718	21.48
Elect Cynthia A. Niekamp as Director	227,533,201	99.87	304,730	0.13
Elect William A. Ruh as Director	223,279,152	98.00	4,558,780	2.00
Elect Dr. Indira V. Samarasekera as Director	223,389,757	98.05	4,448,176	1.95
Elect Donald J. Walker as Director	227,674,873	99.93	163,058	0.07
Elect Lisa S. Westlake as Director	227,669,997	99.93	167,935	0.07
Elect William L. Young as Director	223,468,616	98.08	4,369,316	1.92
Re-Appointment of Deloitte LLP as Auditors	243,541,983	99.76	579,458	0.24
Advisory Resolution on Executive Compensation	191,996,600	84.27	35,841,324	15.73
Shareholder Proposal	17,750,083	7.79	210,087,818	92.21